As filed with the Securities and Exchange Commission on March 31, 2004

Registration No. 333-113680

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOYOTA MOTOR CREDIT CORPORATION

(Exact name of registrant as specified in its charter)

CALIFORNIA	95-3775816
(State of incorporation)	(I.R.S. Employer Identification Number)

19001 South Western Avenue
Torrance, California 90501
(310) 468-1310

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Geri Brewster, Esq.
General Counsel
Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, California 90501
(310) 468-1310

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Johnson, Jr., Esq.
Patrick I. Ross, Esq.
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
(213) 430-6000

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)(3)	Proposed Maximum Offering Price Per Unit(4)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee
Debt Securities	$15,020,923,000	100%	$15,020,923,000	$1,520,400

(1)	In U.S. dollars or the equivalent thereof in one or more foreign currencies.
(2)	Includes $3,020,923,000 aggregate principal amount of the registrant's debt securities that were previously registered under its registration statement on Form S-3 (registration no. 333-84692) and remain unsold as of the date hereof. As permitted by Rule 429 under the Securities Act of 1933, the prospectus filed as part of this amendment no. 1 to the registration statement on Form S-3 will be used in connection with the offering of such previously registered and unsold debt securities and the debt securities covered hereby. The registration fee specified in the table has been computed on the basis of $12,000,000,000 principal amount of debt securities covered hereby (which amount was paid on March 17, 2004 with the original filing of this Registration Statement), prior to including the previously registered and unsold debt securities referred to above. The requisite registration fees with respect to such previously registered and unsold debt securities were paid upon the filing of the registration statement on Form S-3 (registration no. 333-84692).
(3)	Plus such additional principal amount as may be necessary such that the aggregate initial offering price of all debt securities, if any, issued with original issue discount will equal their aggregate principal amount at maturity.
(4)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED MARCH 31, 2004

PROSPECTUS

[Toyota Motor Credit Corporation Logo]

Toyota Motor Credit Corporation

Debt Securities

By this prospectus, we may offer from time to time up to $12,000,000,000 of our senior unsecured debt securities or an equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars. When we offer debt securities, we will provide you with a prospectus supplement describing the specific terms of the securities. You should read this information carefully before you invest.

The debt securities:

•	will be in one or more series;

•	will be offered in amounts, at prices, in currencies and on terms to be agreed upon by us and the purchasers;

•	will be issued in amounts, with maturities, interest rates and offering prices set forth in a prospectus supplement; and

•	will be sold by us through agents, to or through underwriters or dealers, or directly to purchasers.

If the terms of particular debt securities described in a prospectus supplement are different from those described in this prospectus, you should rely on the information in the prospectus supplement.

This prospectus may not be used to complete sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2004

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy our SEC filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may also request copies of our SEC filings by writing to the SEC's Public Reference Room and paying a duplicating fee. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic SEC filings are available on the Internet through the SEC's website at http://www.sec.gov.

We have filed a registration statement with the SEC on Form S-3 under the Securities Act of 1933 covering the debt securities which includes this prospectus. For further information about us and the debt securities, you should refer to the registration statement and the exhibits. This prospectus summarizes material provisions of agreements and other documents that we refer you to. However, because the prospectus may not contain all the information you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the registration statement.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	later information that we file with the SEC will automatically update and supersede the incorporated information.

We incorporate by reference the documents listed below, which were filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"):

•	annual report on Form 10-K for fiscal year ended March 31, 2003; and

•	quarterly reports on Form 10-Q for the quarters ended June 30, 2003, September 30, 2003 and December 31, 2003.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until the offering of the debt securities is completed or after the date of the initial registration statement and before the effectiveness of the registration statement:

•	any reports filed under Sections 13(a) and (c) of the Exchange Act;

•	any reports filed under Section 14 of the Exchange Act; and

•	any reports filed under Section 15(d) of the Exchange Act.

You should rely only on information contained or incorporated by reference in this prospectus or any supplement we provide to you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the debt securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this prospectus or any supplement is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and other information may have changed since that date.

You may request a copy of any filings referred to above at no cost by contacting us at the following address: Toyota Motor Credit Corporation, 19001 South Western Avenue, Torrance, California 90509; Attn: Treasury; telephone: (310) 468-1310.

TOYOTA MOTOR CREDIT CORPORATION

Toyota Motor Credit Corporation provides retail and wholesale financing, retail leasing and certain other financial services to authorized Toyota and Lexus vehicle and Toyota industrial equipment dealers and their customers in the United States (excluding Hawaii) and the Commonwealth of Puerto Rico. TMCC is an indirect wholly owned subsidiary of Toyota Motor Corporation of Japan.

TMCC was incorporated in California in 1982 and began operations in 1983. Our principal executive offices are located at 19001 South Western Avenue, Torrance, California 90509, and our telephone number is (310) 468-1310.

In this prospectus, "TMCC", "we", "us" and "our" refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all the debt securities offered under this prospectus.

If you want to find out more information about us, please see the sections in this prospectus entitled "Where You Can Find More Information" and "Incorporation of Information Filed with the SEC."

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, the purchase of earning assets and the retirement of debt. We may use the net proceeds initially to reduce short-term borrowings or invest in short-term securities.

SELECTED FINANCIAL INFORMATION

The following selected financial data for the years ended March 31, 2003 and 2002, the six months ended March 31, 2001, and the years ended September 30, 2000, 1999 and 1998 has been derived from financial statements examined by PricewaterhouseCoopers LLP, independent accountants, included in TMCC's Annual Reports on Form 10-K for the years ended March 31, 2003 and 2002, TMCC's Annual Report on Form 10-KT for the six month transition period ended March 31, 2001, and TMCC's Annual Reports on Form 10-K for the years ended September 30, 2000, 1999, and 1998. TMCC's selected financial data for the nine months ended December 31, 2003 and 2002 has been derived from TMCC's unaudited financial statements included in TMCC's Quarterly Report on Form 10-Q for the periods ended December 31, 2003 and 2002, which in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the data for the interim periods presented. The information for the nine months ended December 31, 2003 is not necessarily indicative of the results that may be expected for the full fiscal year or any other interim period. TMCC's Annual Report on Form 10-K for the year ended March 31, 2003 and TMCC's Quarterly Report on Form 10-Q for the period ended December 31, 2003 referred to above are among the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The following information should be read in conjunction with TMCC's financial statements contained in the documents incorporated by reference in this Prospectus. See "Incorporation of Information Filed with the SEC".

	Nine Months Ended December 31,		Years Ended March 31,		Six Months Ended March 31, 2001	Years Ended September 30,
	2003	2002	2003	2002		2000	1999	1998
	(Unaudited)
	(U.S. Dollars in Millions)
INCOME STATEMENT DATA
Financing Revenues:
Leasing	$1,840	$1,883	$2,522	$2,479	$1,246	$2,402	$2,397	$2,595
Retail financing	911	841	1,136	917	390	768	645	531
Wholesale and other dealer financing	137	127	172	186	124	182	123	114
Total financing revenues	2,888	2,851	3,830	3,582	1,760	3,352	3,165	3,240
Depreciation on leases	1,252	1,182	1,626	1,580	753	1,440	1,664	1,681
Interest expense (1)	433	955	1,167	992	749	1,289	940	994
Net financing revenues	1,203	714	1,037	1,010	258	623	561	565
Insurance premiums earned and contract revenues	138	124	168	155	68	138	122	112
Investment and other income	159	152	212	136	105	25	69	79
Net financing revenues and other revenues	1,500	990	1,417	1,301	431	786	752	756
Expenses:
Operating and administrative	420	400	540	529	236	400	376	323
Losses related to Argentine Investment	—	11	9	31	—	—	—	—
Provision for credit losses	263	400	604	263	89	135	83	127
Insurance losses and loss adjustment expenses	74	66	87	76	35	81	63	55
Total expenses	757	877	1,240	899	360	616	522	505
Income before equity in net loss of subsidiary, provision for income taxes and cumulative effect of change in accounting principle	743	113	177	402	71	170	230	251
Equity in net loss of subsidiary	—	—	—	—	—	1	—	—
Provision for income taxes	274	45	67	159	27	65	98	107
Income before cumulative effect of change in accounting principle	469	68	110	243	44	104	132	144
Cumulative effect of change in accounting principle, net of tax benefits	—	—	—	—	(2)	—	—	—
Net Income	$469	$68	$110	$243	$42	$104	$132	$144

	Nine Months Ended December 31,		Years Ended March 31,		Six Months Ended March 31, 2001	Years Ended September 30,
	2003	2002	2003	2002		2000	1999	1998
	(Unaudited)
	(U.S. Dollars in Millions)
BALANCE SHEET DATA
Finance receivables, net	$30,722	$26,625	$26,477	$23,477	$19,216	$18,168	$13,856	$11,521
Investment in operating leases, net	7,755	7,809	8,017	7,631	7,409	7,964	8,605	9,765
Derivative assets	2,345	1,341	1,421	454	379	—	—	—
Total assets	43,733	38,610	39,233	34,260	29,214	28,036	24,578	23,225
Notes and loans payable	36,044	31,640	32,099	27,026	22,194	21,098	18,565	17,597
Derivative liabilities	221	515	514	1,124	1,414	—	—	—
Other liabilities	849	806	869	819	925	2,298	1,458	1,411
Income taxes payable	51	19	26	—	—	3	—	—
Deferred income	1,125	961	996	861	699	681	636	607
Deferred income taxes	2,088	1,855	1,866	1,679	1,468	1,483	1,554	1,379

Total liabilities	40,378	35,796	36,370	31,509	26,700	25,563	22,213	20,994
Capital stock (2)	915	915	915	915	915	915	915	915
Retained earnings (3)	2,399	1,888	1,930	1,820	1,581	1,539	1,435	1,303
Accumulated other comprehensive income	41	11	18	16	18	19	15	13
Total shareholder's equity	3,355	2,814	2,863	2,751	2,514	2,473	2,365	2,231
Total liabilities and shareholder's equity	$43,733	$38,610	$39,233	$34,260	$29,214	$28,036	$24,578	$23,225

(1)	Certain prior period amounts have been reclassified to conform with the current period presentation. These include the reclassification of the derivative fair value adjustment into interest expense in the income statement data, made in response to recent SEC public announcements related to the income statement presentation of certain derivative activities. The reclassification had no impact on net financing revenues and other revenues or net income.
(2)	$10,000 par value per share.
(3)	TMCC declared a cash dividend of $4 million that was paid to its parent during fiscal 2002. No other dividends have been declared or paid as of December 31, 2003.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TMCC's ratio of earnings to fixed charges for the periods shown:

	Nine Months Ended December 31,		Years Ended March 31,		Six Months Ended March 31,	Six Months Ended March 31,
	2003	2002	2003	2002	2001	2000	1999	1998
Income before equity in net loss of subsidiary, provision for income taxes and cumulative effect of change in accounting principle	$743	$113	$177	$402	$71	$170	$230	$251
Fixed charges:
Interest (1)	433	955	1,167	992	749	1,289	940	994
Portion of rent expense representative of the interest factor (deemed to be one-third)	6	6	8	7	3	6	6	5
Interest associated with Toyota Credit Argentina S.A.'s offshore debt repaid by TMCC (2)	—	1	1	—	—	—	—	—
Total fixed charges:	$439	$962	$1,176	$999	$752	$1,295	$946	$999
Earnings available for fixed charges:	$1,182	$1,075	$1,353	$1,401	$823	$1,465	$1,176	$1,250
RATIO OF EARNINGS TO FIXED CHARGES (2)	2.69x	1.12x	1.15x	1.40x	1.09x	1.13x	1.24x	1.25x

(1)	For the nine-months ended December 31, 2003 and 2002, the years ended March 31, 2003 and 2002, and the six-months ended March 31, 2001, interest expense included net unrealized gains/(losses) associated with derivative fair value adjustments of $125 million, ($322) million, ($335) million, $38 million, and ($23) million, respectively. No such adjustments were recorded prior to the year ended March 31, 2001, as SFAS 133 was adopted effective October 1, 2000. Certain prior period amounts have been reclassified to conform with the current period presentation. These include the reclassification of the derivative fair value adjustment into interest expense in the income statement data, made in response to recent SEC public announcements related to the income statement presentation of certain derivative activities. The reclassification had no impact on net financing revenues and other revenues or net income.
(2)	As of December 31, 2003, TMCC has guaranteed payments of principal, interest and premiums, if any, on $148 million principal amount of bonds issued in connection with the manufacturing facilities of certain of its affiliates as well as approximately $30 million of debt of Banco Toyota Do Brasil, S.A. As of December 31, 2003, TMCC has not recorded any liabilities under such guarantees. For additional information relating to other commitments and contingent liabilities of TMCC, see Note 16 of the March 31, 2003 Consolidated Financial Statements and Notes included in TMCC's Annual Report on Form 10-K and Note 8 of the December 31, 2003 Consolidated Financial Statements and Notes included in TMCC's Quarterly Report on Form 10-Q, both of which are incorporated by reference in this prospectus and the accompanying prospectus supplement. During the year ended March 31, 2003, TMCC performed under its guarantee of Toyota Credit Argentina S.A. outstanding off-shore debt and repaid $35 million of the outstanding balance and accrued interest thereon. TMCC has included the interest expense associated with the guarantee in the ratio of earnings to fixed charges calculation.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities. The particular terms of debt securities offered by TMCC (the "Offered Debt Securities"), and the extent to which these general provisions may apply to the Offered Debt Securities, will be described in a prospectus supplement relating to the Offered Debt Securities. If the terms of particular Offered Debt Securities described in a prospectus supplement are different from those described in this prospectus, you should rely on the information in the supplement.

The debt securities will be issued under an indenture, dated as of August 1, 1991, as amended by a first supplemental indenture dated as of October 1, 1991 and a second supplemental indenture dated as of                         , 2004 (together, the "Indenture"), between TMCC and the trustee for one or more series of debt securities designated in the applicable prospectus supplement or prospectus supplements (the "Trustee"). The following is a summary of certain provisions of the debt securities and of the Indenture and does not contain all of the information which may be important to you. You should read all provisions of the Indenture carefully, including the definitions of certain terms, before you decide to invest in the debt securities. If we refer to particular sections or defined terms of the Indenture, we mean to incorporate by reference those sections or defined terms of the Indenture. Capitalized terms used but not defined in this prospectus have the meanings given to them in the Indenture. A copy of the Indenture is an exhibit to the registration statement relating to the debt securities which includes this prospectus. See "Where You Can Find More Information."

The debt securities will be obligations solely of TMCC and will not be obligations of, or directly or indirectly guaranteed by, Toyota Motor Corporation, Toyota Financial Services Corporation or any of their affiliates.

General

The Indenture does not limit the total principal amount of debt securities that we may issue under the Indenture. We may issue debt securities from time to time in one or more series, with the same or various maturities, at par, at a premium or with original issue discount up to the aggregate principal amount from time to time authorized by TMCC for each series. As of the date of this prospectus, approximately $9,978,011,000 aggregate principal amount of debt securities had been issued and remain outstanding under the Indenture (or its equivalent in foreign currencies, based on the applicable exchange rate at the time of the offering).

The debt securities will be unsecured general obligations of TMCC and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding.

The applicable prospectus supplement will describe the terms of the Offered Debt Securities, including:

•	the aggregate principal amount and denominations;

•	the maturity date;

•	the principal amount payable whether at maturity or upon earlier acceleration, whether the principal amount will be determined with reference to an index, formula or other method, and the date or dates on which we agree to pay principal if other than on the maturity date;

•	the rate or rates per annum (which may be fixed or variable) at which we agree to pay interest and, if applicable, the method used to determine the rate or rates of interest;

•	the dates on which we agree to pay interest;

•	the place of transfer or payment for the debt securities, and the method of payment;

•	the provisions for redemption or repayment, if any, including the redemption and/or repayment price or prices and any remarketing arrangements;

•	the sinking fund requirements or amortization provisions, if any;

•	whether the debt securities are denominated or provide for payment in U.S. dollars or a foreign currency;

•	the form (registered or bearer or both) in which the debt securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of debt securities in either form;

•	if TMCC will pay any Additional Amounts relating to debt securities held by a person who is not a U.S. person in respect of specified taxes, assessments or other governmental charges, under what circumstances TMCC will pay Additional Amounts and whether TMCC has the option to redeem the affected debt securities rather than pay the Additional Amounts;

•	whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in that case, the Depository for the global securities;

•	the title of the debt securities, the series of which the debt securities will be a part and the Trustee with respect to the debt securities; and

•	any other terms.

Please see the accompanying prospectus supplement you have received or will receive for the terms of the specific Offered Debt Securities. TMCC may deliver this prospectus before or together with the delivery of a prospectus supplement.

The variable terms of debt securities are subject to change from time to time, but no change will affect any debt security already issued or as to which an offer to purchase has been accepted by TMCC.

TMCC may issue debt securities with terms different from those of debt securities previously issued and may "reopen" a previous issue or a series of debt securities and issue additional debt securities of that issue or series.

You should be aware that special U.S. federal income tax, accounting and other considerations may apply to the debt securities. The prospectus supplement relating to an issue of debt securities will describe these considerations if they apply.

Payment and Paying Agents

Payment of principal of and premium and interest, if any, on debt securities will be made at the office of the Paying Agent or Paying Agents as TMCC may designate from time to time. However, at TMCC's option, TMCC may pay interest:

•	by check mailed to the address of the person entitled to the payment as the address appears in the Security Register; or

•	by wire transfer to an account maintained by the person entitled to the payment as specified in the Security Register.

Payment of any interest on debt securities will be made to the person in whose name the debt security is registered at the close of business on the Regular Record Date for that interest.

TMCC will designate the Trustee for the debt securities of the related series, acting through its Corporate Trust Office, as TMCC's sole Paying Agent for payments with respect to debt securities of the series. TMCC may at any time:

•	designate additional Paying Agents; or

•	rescind the designation of any Paying Agent; or

•	approve a change in the office through which any Paying Agent acts.

However, TMCC will be required to maintain a Paying Agent in each Place of Payment for a series of debt securities. All moneys paid by TMCC to a Paying Agent for the payment of principal of or premium or interest, if any, on any debt security which remain unclaimed at the end of one year after the principal, premium or interest has become due and payable will be repaid to TMCC, and the Holder of such debt security or any coupon will thereafter look only to TMCC for payment of those amounts.

Global Securities

The debt securities of a series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a Depository, which will be identified in an applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A debt security in global form may not be transferred except as a whole by the Depository for the debt security to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of the successor. If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the global debt security may exchange their interests for definitive debt securities of the series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium and interest, if any, on the global debt security and the material terms of the depository arrangement with respect to the global debt security.

Certain Covenants

The debt securities will not be secured by mortgage, pledge or other lien. TMCC has agreed in the Indenture not to pledge or otherwise subject to any lien any property or assets of TMCC to secure any indebtedness for borrowed money incurred, issued, assumed or guaranteed by TMCC unless the debt securities are secured by the pledge or lien equally and ratably with all other obligations secured thereby so long as such other indebtedness shall be so secured; provided, however, that such covenant does not apply to:

•	liens (excluding liens permitted under any of the clauses below) securing indebtedness which does not in the aggregate at any one time outstanding exceed 20% of Consolidated Net Tangible Assets (as defined below) of TMCC and its consolidated subsidiaries:

•	the pledge of any assets of TMCC to secure any financing by TMCC of the exporting of goods to or between, or the marketing thereof in, countries other than the United States in connection with which TMCC reserves the right, in accordance with customary and established banking practice, to deposit, or otherwise subject to a lien, cash, securities or receivables for the purpose of securing banking accommodations or as the basis for the issuance of bankers' acceptances or in aid of other similar borrowing arrangements;

•	the pledge of receivables payable in currencies other than United States dollars to secure borrowings in countries other than the United States;

•	any deposit of assets of TMCC in favor of any governmental bodies to secure progress, advance or other payments under a contract or a statute;

•	any lien or charge on any property of TMCC, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

•	bankers' liens or rights of offset;

•	any lien securing the performance of any contract or undertaking of TMCC not directly or indirectly in connection with the borrowing of money, obtaining of advances or credit or the securing of debt, if made and continuing in the ordinary course of business;

•	any lien to secure non-recourse obligations in connection with TMCC's engaging in leveraged or single-investor lease transactions;

•	any lien to secure payment obligations with respect to (x) rate swap transactions, swap options, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, credit protection transactions, credit swaps, credit default swaps, credit default options, total return swaps, credit spread transactions, repurchase transactions, reverse repurchase transactions, buy/sell-back transactions, securities lending transactions, weather index transactions, or forward purchases or sales of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions), or (y) transactions that are similar those described above; and

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien, charge or pledge referred to in the clauses above, provided, however, that the amount of any and all obligations and indebtedness secured thereby will not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement, and that such extension, renewal or replacement will be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

"Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of TMCC and its consolidated subsidiaries, all as set forth on the most recent balance sheet of TMCC and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles as practiced in the United States.

Successor Corporation

The Indenture provides that TMCC may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided, that:

•	either TMCC shall be the continuing corporation, or the successor corporation shall be a corporation organized and existing under the laws of the United States or any state thereof and shall expressly assume, by a supplemental indenture, executed and delivered to each Trustee, in form satisfactory to each Trustee, all of the obligations of TMCC under the debt securities and the Indenture; and

•	TMCC or the successor corporation, as applicable, shall not, immediately after such merger or consolidation, or such sale, lease or conveyance, be in default in the performance of any obligations under the Indenture.

Subject to certain limitations in the Indenture, a Trustee may receive from TMCC an officer's certificate and an opinion of counsel as conclusive evidence that any such consolidation, merger, sale, lease or conveyance, and any such assumption, complies with the provisions of the Indenture.

Supplemental Indentures

Supplemental indentures may be entered into by TMCC and the appropriate Trustee with the consent of the Holders of 66 2/3% in principal amount of any series of outstanding debt securities, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of each such series affected by such modification or amendment. However, no supplemental indenture may, among other things, without the consent of each Holder of any debt security affected:

•	reduce the principal amount of or interest on any debt security;

•	change the maturity date of the principal, the interest payment dates or other terms of payment of any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose Holders is necessary to modify or amend the Indenture.

Under certain circumstances, supplemental indentures may also be entered into without the consent of the Holders.

Events of Default

The Indenture defines an Event of Default with respect to any series of debt securities as being any one of the following events with respect to that series:

•	default in the payment of principal, when due;

•	default in the payment of any interest when due and continuation of the default for 30 days;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance or breach of any of TMCC's obligations or warranties under the Indenture (other than an obligation or warranty included in the Indenture which is not for the benefit of that particular series of debt securities) which continues for 60 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization of TMCC; and

•	any other Event of Default provided with respect to debt securities of that series.

No Event of Default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of debt securities. If an Event of Default occurs and is continuing, the appropriate Trustee or the Holders of at least 25% in aggregate principal amount of debt securities of each series affected by the Event of Default may declare the debt securities of that series to be due and payable.

Any past default with respect to a particular series of debt securities may be waived by the Holders of a majority in aggregate principal amount of the outstanding debt securities of that series, except a default:

•	in the payment of principal of, premium, or interest for which payment had not been subsequently made; or

•	in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security of that series.

TMCC will be required to file with each Trustee annually an officer's certificate as to the absence of certain defaults. The appropriate Trustee may withhold notice to Holders of any series of debt securities of any default with respect to that series (except in payment of principal, premium, if any, or interest) if it in good faith determines that it is in the interest of such Holders to do so.

Subject to the provisions of the Indenture relating to the duties of a Trustee in case an Event of Default shall occur and be continuing, a Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Holders have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to provisions in the Indenture for the indemnification of a Trustee and to certain other limitations, the Holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the appropriate Trustee, or exercising any trust or power conferred on the Trustee with respect to the debt securities of the series.

Satisfaction and Discharge of the Indenture

The Indenture will be discharged with respect to the debt securities of any series upon the satisfaction of certain conditions, including the following:

•	payment in full of the principal of, and premium, if any, and interest on all of the debt securities of that series; or

•	the deposit with the appropriate Trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the Indenture.

Termination

TMCC may terminate certain of its obligations under the Indenture with respect to the debt securities of any series, including its obligations to comply with the restrictive covenants set forth in the Indenture (see "Certain Covenants") with respect to the debt securities of that series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the appropriate Trustee cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on the debt securities of the series to their maturity in accordance with the terms of the Indenture and the debt securities of the series. In that event, the appropriate Trustee will receive an opinion of counsel stating that the deposit and termination will not have any federal income tax consequences to the Holders.

The Trustees

The Indenture contains certain limitations on the right of a Trustee, should it become a creditor of TMCC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. A Trustee is permitted to engage in other transactions with TMCC; provided, however, that if a Trustee acquires any conflicting interest it must eliminate that conflict or resign.

The Indenture provides that, in case an Event of Default has occurred and is continuing, a Trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

Governing Law

The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Credit Support

TMCC is a wholly-owned subsidiary of Toyota Financial Services Americas Corporation, a holding company owned 100% by Toyota Financial Services Corporation. TFSC, in turn, is a wholly-owned subsidiary of Toyota Motor Corporation. TFSC was incorporated in July 2000 and its corporate headquarters is located in Nagoya, Japan. The purpose of TFSC is to control and manage Toyota's finance operations worldwide.

TMCC has entered into a Credit Support Agreement with TFSC, in which TFSC agreed to:

•	maintain 100% ownership of TMCC;

•	cause TMCC and its subsidiaries to have a net worth of at least U.S. $100,000; and

•	make sufficient funds available to TMCC so that TMCC will be able to service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper (collectively, "TMCC Securities"). The agreement is not a guarantee by TFSC of any TMCC Securities or other obligations of TMCC. The agreement is governed by, and construed in accordance with, the laws of Japan.

TFSC has entered into a Credit Support Agreement with TMC, in which TMC agreed to:

•	maintain 100% ownership of TFSC;

•	cause TFSC and its subsidiaries to have a net worth of at least Japanese Yen 10 million; and

•	make sufficient funds available to TFSC so that TFSC will be able to (i) service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper and (ii) honor its obligations incurred as a result of guarantees or credit support agreements that it has extended. The agreement is not a guarantee by TMC of any securities or obligations of TFSC. The agreement is governed by, and construed in accordance with, the laws of Japan.

Holders of TMCC Securities, including the debt securities offered under this prospectus, will have the right to claim directly against TFSC and TMC to perform their respective obligations under the credit support agreements by making a written claim together with a declaration to the effect that the holder will have recourse to the rights given under the credit support agreement. If TFSC and/or TMC receives such a claim from any holder of TMCC Securities, TFSC and/or TMC shall indemnify, without any further action or formality, the holder against any loss or damage resulting from the failure of TFSC and/or TMC to perform any of their respective obligations under the credit support agreements. The holder of TMCC Securities who made the claim may then enforce the indemnity directly against TFSC and/or TMC.

TMC files periodic reports and other information with the SEC, which can be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates.

PLAN OF DISTRIBUTION

TMCC may sell the debt securities:

•	through agents;

•	to or through dealers;

•	to or through underwriters; or

•	directly to purchasers.

A prospectus supplement for the specific debt securities will contain the names of any agents, underwriters or dealers, and any applicable commissions or discounts.

The debt securities may be sold to underwriters for their own account and may be resold to the public from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. A prospectus supplement will set forth any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

The debt securities may be sold directly by TMCC, or through agents designated by TMCC from time to time. A prospectus supplement will set forth any commission payable by TMCC to an agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

The net proceeds to TMCC from the sale of the debt securities will be the purchase price of the debt securities less any discounts or commissions and the other attributable expenses of issuance and distribution.

TMCC has agreed to indemnify underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the underwriters or agents may be required to make.

LEGAL MATTERS

Geri Brewster, Esq., General Counsel of TMCC, will pass upon the validity of the debt securities offered by this prospectus. O'Melveny & Myers LLP will act as counsel for the underwriters, dealers or agents, if any.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the annual report on Form 10-K of TMCC for the fiscal year ended March 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of TMCC for the three-month periods ended June 30, 2003 and 2002, the three- and six-month periods ended September 30, 2003 and 2002, and the three- and nine-month periods ended December 31, 2003 and 2002, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated August 14, 2003, November 14, 2003 and February 13, 2004 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses of this offering are estimated as follows:

SEC Registration Fee	$1,520,400
Printing and engraving expenses	30,000
Legal fees and expenses	150,000
Accounting fees and expenses	50,000
Trustees fees	35,000
Miscellaneous	15,000
Total	$1,800,400

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 317 of the California Corporations Code authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an officer or director of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

TMCC's Bylaws authorize TMCC to indemnify its officers and directors to the maximum extent permitted by the California Corporations Code. TMCC has entered into indemnification agreements with its officers and directors to indemnify such officers and directors to the maximum extent permitted by the California Corporations Code.

ITEM 16.    EXHIBITS.

Exhibit No.	Description
4.1(a)(1)	Indenture, dated as of August 1, 1991, between TMCC and The Chase Manhattan Bank, N.A.
4.1(b)(2)	First Supplemental Indenture, dated as of October 1, 1991, among TMCC, Bankers Trust Company and The Chase Manhattan Bank, N.A.
4.1(c)	Second Supplemental Indenture, dated as of March 31, 2004 among TMCC, JPMorgan Chase Bank (as successor to The Chase Manhattan Bank, N.A.) and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company)
5.1	Opinions of Geri Brewster, Esq., General Counsel of TMCC, and O'Melveny & Myers LLP.
12.1	Ratio of Earnings to fixed charges.
23.1(3)	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Geri Brewster, Esq., General Counsel of TMCC (included in Exhibit 5.1).
23.3	Consent of O'Melveny & Myers LLP (included in Exhibit 5.1).
24.1(3)	Power of Attorney.
25.1(3)	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank.
25.2(3)	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Deutsche Bank Trust Company Americas.
99.1	Form of Prospectus Supplement for Medium-Term Notes, Series B.

(1)	Incorporated by reference to the same numbered exhibit filed with TMCC's Registration Statement on Form S-3, File No. 33-52359.
(2)	Incorporated by reference to the same numbered exhibit filed with TMCC's Registration Statement on Form S-3, File No. 33-42854.
(3)	Previously filed.

ITEM 17.    UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a) (3) of the Securities Act, unless the information required to be included in such post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act and incorporated herein by reference;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act and incorporated herein by reference. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on the 31st day of March, 2004.

TOYOTA MOTOR CREDIT CORPORATION By:
/s/ George E. Borst

George E. Borst President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of March, 2004.

Signature	Title
/s/ George E. Borst ________________________ George E. Borst	President, Chief Executive Officer and Director (principal executive officer)
/s/ Nobukazu Tsurumi* ________________________ Nobukazu Tsurumi	Executive Vice President, Treasurer and Director
/s/ John Stillo* ________________________ John Stillo	Vice President and Chief Financial Officer (principal financial officer)
/s/ Larry Spangler, Jr.* ________________________ Larry Spangler, Jr.	Controller (principal accounting officer)
/s/ Yoshimi Inaba* ________________________ Yoshimi Inaba	Director
/s/ James Press* ________________________ James Press	Director
/s/ David Pelliccioni* ________________________ David Pelliccioni	Director
*By: /s/ George E. Borst ________________________ George E. Borst Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
4.1(a)(1)	Indenture, dated as of August 1, 1991, between TMCC and The Chase Manhattan Bank, N.A.
4.1(b)(2)	First Supplemental Indenture, dated as of October 1, 1991, among TMCC, Bankers Trust Company and The Chase Manhattan Bank, N.A.
4.1(c)	Second Supplemental Indenture, dated as of March 31, 2004 among TMCC, JPMorgan Chase Bank (as successor to The Chase Manhattan Bank, N.A.) and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company)
5.1	Opinions of Geri Brewster, Esq., General Counsel of TMCC, and O'Melveny & Myers LLP.
12.1	Ratio of Earnings to Fixed Charges.
23.1(3)	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Geri Brewster, Esq., General Counsel of TMCC (included in Exhibit 5.1).
23.3	Consent of O'Melveny & Myers LLP (included in Exhibit 5.1).
24.1(3)	Power of Attorney.
25.1(3)	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank.
25.2(3)	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Deutsche Bank Trust Company Americas.
99.1	Form of Prospectus Supplement for Medium-Term Notes, Series B.

(1)	Incorporated by reference to the same numbered exhibit filed with TMCC's Registration Statement on Form S-3, File No. 33-52359.
(2)	Incorporated by reference to the same numbered exhibit filed with TMCC's Registration Statement on Form S-3, File No. 33-42854.
(3)	Previously filed.

APPENDIX

DESCRIPTION OF TOYOTA MOTOR CREDIT CORPORATION LOGO

The words "Toyota Motor Credit Corporation" are set forth in red block capital letters and are surrounded by a red box. Next to the name of the corporation, inside the box, are the initials "TMCC" in red block capital letters surrounded by a red box.